UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 9, 2022, Newegg Commerce, Inc.’s (the “Company”) majority controlling stockholder, Hangzhou Liaison Interactive Information Technology Co., Ltd. (“Hangzhou Lianluo”), published its amended annual report for the year ended December 31, 2021. The report contains information about the Company that you can read about here:

http://www.szse.cn/disclosure/listed/bulletinDetail/index.html?b5ed9145-e0e5-46cf-a559-ac54f0884ea8

Also on May 9, 2022, Hangzhou Lianluo published Announcement on Amendment to the 2021 Annual Report. That announcement contains information about the Company that you can read about here:

http://www.szse.cn/disclosure/listed/bulletinDetail/index.html?311249f9-c433-4686-a936-64d0c9082ee0

An English translation of the portions of the financial information within the amended annual report that relate directly to the Company is contained below:

Item	Refers to	Content
Newegg/NEGG	Refers to	Newegg Commerce, Inc. (NASDAQ: NEGG), a NASDAQ-listed company, a holding subsidiary of Hangzhou Lianluo

2) Competitive Landscape of the North American IT/CE E-Commerce Market

The IT/CE retail e-commerce marketplace in North America is dominated by a handful of companies, including but not limited to: Amazon, Best Buy, Wal-Mart, eBay, Newegg, Costco, AliExpress, and Wish. Apart from these retailers, there are many other IT/CE companies such as Apple, Samsung, and Dell that have a significant portion of their sales coming from selling direct to consumers online.

According to Frost & Sullivan’s survey among 500 consumers in the US and Canada, Amazon leads in the e-commerce retailer selection process and is the first choice for about 63% of the consumers. Newegg comes fifth, after other key players, yet is considered by almost half of consumers. Newegg is also perceived as a trusted retailer that evokes a positive purchasing experience. The products offered are of attractive pricing and variety.

I. Main Business of the Company

1. Overseas Cross-border E-commerce

The company’s e-commerce platform Newegg, headquartered in California, is a leading e-commerce company focusing on selling electronic products including computer hardware, software, peripherals and CE products to consumers and small and medium-sized enterprises. The platform business includes direct sales and third-party market platform business.

Direct sales: During the reporting period, the company continued to integrate existing resources, and took advantage of its own Internet technology advantages and the first-mover advantage built over the years of operation to continuously expand market coverage and further enhance the diversity of platform products and the richness of content. Newegg has more than 38 million SKUs, covering more than 1,800 categories of goods that are directly sold to more than 20 countries and regions through the platform, including North America, Latin America, Europe, the Middle East and the Asia Pacific. At the same time, the company is actively expanding media sales by linking promotion of brands or single products through various off-site media channels such as Newegg Studios, Google Shopping, and Instagram, in order to achieve low-cost traffic generation and multi-channel revenue generation.

Third-party market platform business (Marketplace): The third-party platform business does not occupy e-commerce platform funds, charges stable management fees, and helps to increase the variety and scale of products. It is an important direction for the development of Newegg’s e-commerce platform. With its rich overseas operation experience and the traffic advantage of more than 39.6 million registered users, Newegg provides users with comprehensive e-commerce solutions, including value-added tools and services such as product listing, marketing channels, customer service and logistics solutions (SBN). It assists merchants in completing a whole set of services from product launch to brand marketing, sales and after-sales.

During the reporting period, the e-commerce business enjoyed sound operation, with breakthroughs in transaction volume and large-scale profitability. In the future, it will further strengthen the advantages of the e-commerce ecology and better cultivate customer recognition and values.

II. Main Business Model of the Company

Newegg Business Models:

Newegg’s primary business model is to help customers find and purchase their desired products through its platforms. From a customer base and target audience perspective, Newegg categorize its business model into B2C and B2B operations. Newegg strives to offer a compelling online shopping experience, reliable and timely order fulfilment and superior customer service through Direct sales, Marketplace and NPS.

The following chart sets forth its business models:

1. B2C Business

Our B2C business model features selling products directly to consumers. We have maintained a B2C business since launching our e-commerce platform in 2001. As of September 30, 2021, we had approximately 39.1 million registered B2C customers.

With a focus on selling IT/CE products, B2C business has expanded to include an increasingly wide range of products, including small home appliances, health & fitness, home living, sports, personal grooming, drones, auto electronics & parts, etc.

Our B2C customers consist primarily of sophisticated IT professionals, gamers, do-it-yourself technology enthusiasts and early technology adopters who generally occupy a well-educated, affluent, and IT trendsetting demographic with relatively high purchase frequency and strong willingness to embrace technology trends and try new products. We believe our success is built upon our ability to cater to the preferences, tastes and habits of this demographic. As of September 30, 2021, through our three major platforms, namely Newegg.com, Newegg.ca and Newegg Global, we served customers in the U.S., Canada and over 20 additional countries and regions. Our B2C operations generated GMV of $1.7 billion and $1.6 billion for nine months ended September 30, 2021 and 2020, respectively, and $2.3 billion and $1.5 billion for the years ended December 31, 2020 and 2019, respectively.

2. B2B Business

Although business customers have been able to shop on our Newegg.com platform since its launch in 2001, we did not begin focusing on building our B2B operations until 2009 when we launched NeweggBusiness.com, a dedicated B2B e-commerce platform, to tap into the burgeoning B2B opportunity. With a focus on providing office and IT equipment, NeweggBusiness.com offers an increasingly extensive assortment, including access to account executives with expertise in sourcing technology for business and processing industry specific requirements. Our B2B operations generated GMV of $389.7 million and $227.2 million for the nine months ended September 30, 2021 and 2020, and $349.9 million and $409.8 million for the years ended December 31, 2020 and 2019, respectively.

Our B2B customers span across a range of verticals, including healthcare providers, K12 and higher educational institutions, government agencies, and businesses of all sizes, and our B2B operations have been focused on providing specialized support for their industry- and business-specific needs. As a major business development strategy, we focus our B2B efforts on serving small office/home office, or SOHO, small- and medium-sized businesses, or SMBs, and private and public sector markets. As of September 30, 2021, we had over 688,500 registered accounts on NeweggBusiness.com.

Currently, while we position NeweggBusiness.com as our dedicated B2B website, a significant number of our B2B customers also shop via our account managers, or on our flagship retail platform, Newegg.com.

III. Core Competitiveness Analysis

1.	A Complete E-commerce Ecosystem

Newegg is dedicated to connecting customers to a broad and growing collection of technology products and a vast amount of brands, sellers, suppliers, manufacturers, distributors and third-party service providers. Newegg developed a technology-centric e-commerce ecosystem in 2001, enabling all participants to discover, engage in and transact with each other. At the nexus of this e-commerce ecosystem, Newegg assumes the responsibility of continually evolving and delivering, and in the long run, providing a compelling value proposition for participants. Other than providing services to customers, Newegg has access to a large number of well-curated technology products worldwide to create value for customers. In addition, Newegg’s platform also provides a comprehensive suite of e-commerce solutions, including value-added tools and services such as listing, fulfillment, marketing and customer services.

1.1 Strong Brand Recognition

Newegg has been in business for over 20 years and has built a solid reputation among tech enthusiasts. Newegg has achieved unanimous recognition as one of the strongest brands in IT/CE e-commerce. Our operation experience gives us strong brand equity and authority in this area. Many consumers consider us the best retailer of PC parts and high-end PC systems.

1.2 Powerful Marketplace Seller Platform

Newegg’s large customer base allows the platform to attract sellers from top customer marketplaces. These sellers offer their product assortment and competitive prices, and thus increase the value of Newegg to customers. Marketplace sellers are responsible for contributing most of the SKUs to Newegg. In addition, Newegg offers a Sponsored Product Advertising (SPA) program to enhance the visibility of its sellers’ partners and sales of key seller items.

1.3 Strong Supplier Relationships

Newegg has established solid, long-term relationships with many important brands, including Nvidia, AMD and Intel in the IT/CE field. These relationships allow Newegg to obtain lower inventory pricing in the competition. As a trusted partner of top manufacturers, Newegg is able to meet consumer needs.

1.4 Excellent Supply Chain Management

Newegg employs high-cost, automated solutions that provide accuracy and speed, including Bastian's OPEX Perfect Pick and Pick to Light. These warehouse automation systems enable Newegg to achieve over 99% same-day e-commerce completion rates and inventory accuracy. Newegg’s efficient logistics enables the company to provide logistics to its marketplace sellers and suppliers through the platform. Over time, Newegg Logistics has expanded its third-party logistics (“3PL”) portfolio to include various services shipped by Newegg (SBN).

1.5 Industry-leading Customer Service

Newegg’s reputation for customer service is well known, with an industry accolade of consistent profitability. Over the past two decades in particular, the customer service provided has maintained a good record. In recent two years, Newegg has launched a series of services in response to the needs of marketplace sellers and suppliers, mainly including Newegg Staffing, Newegg Media Services and PC Assembly Service.

2. Channel Advantages Brought by the E-commerce Ecosystem

The company’s well-developed e-commerce ecosystem has brought huge channel advantages to the company’s smart hardware products. At present, a comprehensive three-dimensional sales channel and marketing network has been established, including online plus offline, domestic plus overseas. The company’s e-commerce platform, Newegg, based in North America and with business in more than 20 countries and regions, has a strong distribution ability and logistics network. The company’s own platform products can be directly connected to the e-commerce platform after R&D, production and certification are completed. They can reach more than 39.6 million registered users and form huge increments in the future.

IV. Analysis of Primary Businesses

1. Overview

2. Completed the independent overseas listing of Newegg and started public financing. In order to promote the rapid development of the company’s cross-border e-commerce business, revitalize the company’s equity assets, and improve the company’s resilience against risks, the company’s subsidiary, Newegg, was listed on the Nasdaq Stock Exchange on May 20, 2021, with the new ticker symbol “NEGG”. The company’s e-commerce sector assets will be revalued in the capital market and become stock assets with strong liquidity, which greatly improves the company’s cashability and risk resilience and helps to solve the company’s capital strains and provide follow-up development support. At the end of 2021, the Company launched the public financing of NEGG, and plans to raise $300 million to support the development of Lianluo and NEGG, which is currently in progress.

Content of Asset	Formation	Asset Size	Location	Operation Mode	Control Measures to Ensure Asset Safety	Earnings	Proportion of Overseas Assets in Company’s Net Assets	Existence of Significant Impairment Risk
Newegg Commerce, Inc.	Becomes a holding subsidiary after being acquired in 2017	4,367,820,600 Chinese Yuan	The United States	Holding subsidiary	Managed as a holding subsidiary with enhanced management of operations, finance, legal affairs and personnel, etc.	During the reporting period, e-commerce business increased, operating cash income increased, and revenue increased.	69.80%	No

(3) equity assets restrictions: the equity of Sanshang Media held by the company has been pledged to Shanghai Pudong Development Bank Xiaoshan Sub-branch for liquidity loans, Dynamic Winning Partners equity has been pledged to Industrial and Commercial Bank of China Zhejiang Branch for M&A loans, Newegg equity has been pledged to Bank of China Zhejiang Branch for annexation loans, and Razer’s equity has been pledged to Bank of China Zhejiang Branch for liquidity loans.

(Unit: Chinese Yuan except Registered Capital)

Company Name	Company Type	Main Business	Registered Capital	Total Asset	Net Asset	Operating Revenue	Operating Profit	Net Profit
Newegg Commerce, Inc.	subsidiary	e-commerce platform	US $8,077,600	4,367,820,600	1,473,288,800	15,340,962,000	170,777,900	204,183,000

1. In 2021, the company’s overall operation made steady progress compared with the previous year. The company continued to focus on its main business and steadily promoted the sustainable development of its e-commerce business. The annual revenue scale and operating profit of the subsidiary Newegg are both higher than those of the same period last year.

XI. Future Outlook of the Company

(1) Actively promoting the public financing of Newegg

The company’s subsidiary Newegg disclosed relevant public financing matters on November 15, 2021. The company will discuss financing plans with investment institutions including strategic investors. At present, the process is being carried out in an orderly manner, but there is still great uncertainty in Newegg's public financing. Investors are advised to pay attention to the risks.

1. In order to promote the rapid development of the company’s cross-border e-commerce business, revitalize the company’s equity assets, and improve the company’s resilience against risks, Hangzhou Lianluo Interactive Information Technology Co., Ltd. merged its subsidiaries LLIT and Newegg for listing. After the merger, the main body of listing is Newegg Commerce, Inc. It officially started trading on the Nasdaq stock exchange in the United States on May 20, 2021, with the ticker symbol “NEGG”. After the completion of the merger and reorganization, the company’s e-commerce sector assets will gain value in the capital market.

2. In order to solve the company’s bank loan problem, improve the company’s solvency, promote the sustainable and stable development of the company’s e-commerce business, and make necessary preparations for the follow-up work, the company’s subsidiary Newegg plans to conduct public financing in the U.S. capital market. Newegg filed with the SEC the prospectus (FORM F-1) for this financing on November 15, 2021. The specific plans are as follows:

(1) Newegg’s public financing is expected to issue common shares of the company with a total value of no more than US$300,000,000, plus some over-allotment options. The issue price will be considered based on industry conditions, management evaluation and market conditions and other factors;

(2) Part of the raised funds from the issuance will be used to repurchase the Newegg shares held by the company, and the remaining part will be used to expand Newegg’s business. After the completion of this public financing, Newegg will use a part of the raised funds from this issuance to repurchase the Newegg shares held by the company based on the public issuance price (deducting taxes and underwriting fees), and the repurchase funds will be used to repay the company’s loans from Bank of China Zhejiang Branch;

(3) Authorize the management of Newegg to submit the prospectus (FORMF-1) and related documents to the SEC for this public financing, in order to pass the SEC review and complete the public financing of Newegg;

(4) Authorize the management of Newegg to submit all issuance application documents required for public financing to the NASDAQ market in the United States.

The public financing of the subsidiary Newegg will help solve the company’s debt problem, improve the company’s solvency, and ease the company’s financial pressure; at the same time, this financing will enhance Newegg’s reputation in the U.S. capital market, attract the participation of more investors, and will enhance Newegg’s overall market competitiveness, make necessary preparations for follow-up work, and support its future business development.

There are 15 subsidiaries included in the consolidated financial statements in this period, including:

Name of Subsidiary	Type of Subsidiary	Tier	Shareholding Ratio	Voting Rights Ratio
北京数字天域科技有限责任公司	全资子公司	二级子公司	100.00%	100.00%
数字天域(香港)科技有限公司	全资子公司	三级子公司	100.00%	100.00%
上海海漾软件技术有限公司	全资子公司	三级子公司	100.00%	100.00%
CONNECT TECHNOVA INC.	全资子公司	四级子公司	100.00%	100.00%
去玩有限公司	全资子公司	四级子公司	100.00%	100.00%
上海卓属信息技术有限公司	全资子公司	三级子公司	100.00%	100.00%
上海域恩信息科技有限公司	全资子公司	二级子公司	100.00%	100.00%
北京酷能量科技有限公司	全资子公司	二级子公司	100.00%	100.00%
Newegg Commerce, Inc. (consolidated)	holding subsidiary	Tier 4 subsidiary	60.5405%	60.5405%
会找房（北京）网络技术有限公司 （合并）	控股子公司	二级子公司	51.33%	51.33%
杭州联络文化发展有限公司	全资子公司	二级子公司	100.00%	100.00%
北京雷昂汽车贸易有限公司	全资子公司	三级子公司	100.00%	100.00%
杭州胜光科技有限公司	控股子公司	三级子公司	85.00%	85.00%
杭州联络互动电子商务有限公司	全资子公司	二级子公司	100.00%	100.00%
迪岸双赢集团有限公司（合并）	控股子公司	二级子公司	59.20%	59.20%

4. Functional Currency for Accounting

The company uses RMB as the Functional currency for bookkeeping; subsidiaries-Digital Grid (Hong Kong) Technology Co., Limited., CONNECT TECHNOVA INC, Go2play Limited, Newegg Commerce, Inc., use US dollars as the functional currency for bookkeeping.

12. Accounts Receivable

(1)	For the e-commerce segment (mainly Newegg Inc.), the following combinations are used to make provision for bad debts according to the expected credit loss rate corresponding to the age of the account:

Accounts Receivable: Sales to Corporate Customers - Combination of China Regions

Aging	Accounts Receivable Accrual Ratio
within 90 days	0%
91-180 days	30%
181-365 days	50%
more than 1 year	100%

Accounts Receivable: Sales to Corporate Customers - Combination of North American and Other Business Portfolio

Aging	Accounts Receivable Accrual Ratio
within 1 year (1 year included)	0%
more than 1 year	100%

(1)	For the e-commerce segment (mainly Newegg Inc.), the following combinations are used to make provision for bad debts according to the expected credit loss rate corresponding to the age of the account:

Other Receivables: Combination of Returns Receivable from Suppliers

Aging	Accrual Ratio of Other Receivables
within 30 days	0%
more than 30 days	100%

Other Receivables: Receivable Supplier Rebate Portfolio

Aging	Accrual Ratio of Other Receivables
within 180 days	0%
more than 180 days	100%

Other Receivables: Other – Non-related Parties

Aging	Accrual Ratio of Other Receivables
within 1 year (1 year included)	0%
more than 1 year	100%

(2) Depreciation Method

The depreciation period, residual value rate and annual depreciation rate of various fixed assets of Newegg Commerce, Inc. are as follows:

Category	Depreciation Period (years)	Residual Value Rate	Yearly Depreciation
Houses and building	20-39 years	0.00%	3%-5%
Machinery and equipment	3-7 years	0.00%	14%-33%
Office equipment and other equipment	3-5 years	0.00%	20%-33%
Transportation vehicles	5-7 years	0.00%	14%-20%
Land outside mainland China	no depreciation

Explanation of the disclosure of taxpayers with different corporate income tax rates

Name of Taxpayer	Income Tax Rate
Newegg Commerce, Inc. and its subsidiaries	Local tax laws apply to its business operations. According to Caishui [2017] No. 79 “Ministry of Finance State Taxation Administration Ministry of Commence, the Ministry of Science and Technology, and the National Development and Reform Commission Notice on the Promotion of the Income Tax Policy for Service Enterprises to the Nationwide Implementation”, starting from January 1, 2017, service enterprises recognized as technology-advanced will be levied at a reduced rate of 15% corporate income tax. Certain subsidiaries of Newegg Commerce, Inc. in China are entitled to this preferential tax rate.

18. Goodwill

(1) Goodwill at acquisition value

(Unit: Chinese Yuan)

		Current Period Addition		Current Period Subtraction
The Name of the Investee or Matters that Form Goodwill	Beginning Balance	Formed through Merger	Other	Disposal	Other	Ending Balance
Lianluo Smart Limited (Consolidated)	53,351,538.80				53,351,538.80	-
Newegg Commerce, Inc. (Consolidated)	854,066,561.23		53,351,538.80			907,418,100.03

Note: Newegg Inc. completed the reverse merger with LLIT in current year, therefore, the goodwill is combined and listed together.

(2) Goodwill Impairment

(Unit: Chinese Yuan)

		Current Period Addition		Current Period Subtraction
The Name of the Investee or Matters that Form Goodwill	Open Balance	Accrual	Other	Disposal	Other	Ending Balance
Lianluo Smart Limited (Consolidated）	26,996,534.52				26,996,534.52	-
Newegg Commerce, Inc. (Consolidated)	818,226,793.81		26,996,534.52			845,223,328.33

Note 1: Other changes in capital reserves in the current period are the issuance of new shares by the subsidiary holding company Newegg Commerce, Inc. (LLIT before name change). The company had a confirmed capital reserve of 17,020,407.04 yuan according to the shareholding ratio. The subsidiary of Newegg Commerce, Inc. is disposed of, hence a reduction in the capital reserve by 286,100.00 yuan according to the shareholding ratio. Newegg Commerce, Inc. minority shareholders’ exercise capital reserve increased, and the company had a confirmed capital reserve of 3,043,283.94 yuan according to the shareholding ratio. Newegg shares are paid, and the company enjoys 24,709,350.19 yuan in proportion to its shareholding. For changes in the owner’s equity of the investee calculated by the equity method, the company’s confirmed capital reserve declined by 1,314,062.86 yuan.

Note 2: Changes in capital reserve and capital premium for the current period: On May 19, 2021, the merger and reorganization of Lianluo Smart Limited, a holding subsidiary of the company, and Newegg Inc. was completed and the name was changed to Newegg Commerce, Inc. After the completion of the merger and reorganization, the company holds 60.8970 % of the equity of the listed company Newegg Commerce, Inc. (Before the reorganization, the company held 28.61% of Lianluo Smart Limited and 61.328% of Newegg Inc.) The minority shareholders exercised their rights, and the company sold part of the equity of Newegg Commerce, Inc, with a shareholding ratio of 60.5405% at the end of December. The change in the company’s shareholding ratio resulted in the increase of capital reserve by 417,195,855,500 yuan.

Notes on overseas business entities

(4) Newegg Commerce, Inc. is located in the United States, and its functional currency for accounting is the US dollar.

Name of Subsidiary	Business Location	Registration Country	Nature of Business	Ownership % Direct	Ownership % Indirect	Method of Formation
Newegg Commerce, Inc.	the United States	the United States	online retail and logistics		60.54%	acquisition

(2) Significant non-wholly owned subsidiaries

(Unit: Chinese Yuan)

Name of Subsidiary	Minority Shareholding %	Profit and Loss Attributable to Minority Shareholders in the Current Period	Dividends Distributed to Minority Shareholders in the Current Period	Balance of Minority Shareholders’ equity at the End of the Period
Newegg Commerce, Inc. (Consolidated)	39.46%	79,266,413.99		581,352,383.02

(3) Key financial information of significant non-wholly owned subsidiaries

(Unit: Chinese Yuan)

	Ending Balance						Beginning Balance
Name of Subsidiary	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Long Term Liabilities	Total Liabilities	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Long Term Liabilities	Total Liabilities
Newegg Commerce, Inc. (Consolidated)	3,025,881,155.84	1,341,939,429.02	4,367,820,584.86	2,283,555,847.00	610,975,965.79	2,894,531,812.79	3,142,174,993.25	671,345,936.22	3,813,520,929.47	2,560,835,786.00	89,513,860.59	2,650,349,646.59

(Unit: Chinese Yuan)

	Amount for this Period				Amount in the Previous Period
Name of Subsidiary	Operating Revenue	Net Profit	Total Comprehensive Income	Cash Flow from Operating Activities	Operating Revenue	Net Profit	Total Comprehensive Income	Cash Flow from Operating Activities
Newegg Commerce, Inc. (consolidated)	15,340,962,001.00	204,183,014.60	168,242,673.86	-234,618,092.76	14,596,846,457.00	230,320,490.60	191,447,985.17	611,814,003.18

2. Transaction where the share of the owner’s equity in subsidiaries has changed and the owner still controls the subsidiaries

(1) Notes on changes in the share of the owner’s equity in subsidiaries

On May 19, 2021, the company’s subsidiary Lianluo Smart Limited merged and reorganized with Newegg Inc. and changed the name to Newegg Commerce, Inc. After the completion of the merger and reorganization, the company held 224.21 million shares of NEGG, a listed company after the reorganization, accounting for 60.8970% of its total share capital. Later, minority shareholders exercised their warrants and the company sold part     of the original Lianluo Smart Limited shares.   The shareholding ratio was 60.5405 % at the end of December, with the company still controlling the subsidiary.

(Unit: Chinese Yuan)

Changes in this Period
Investee	Opening Balance (Book Value)	Additional Investment	Diminished Investment	Provision for Impairment	Others	Closing Balance (Book Value)	Closing Balance of Impairment Provision
Newegg Commerce, Inc.	16,445,228.6 4		36,427,410.0 0	-31,917,436. 54		11,935,255.1 8	84,433,599.1 5

An English translation of the portions of that financial information within Hangzhou Lianluo’s Announcement on Amendment to the 2021 Annual Report that relate directly to the Company is contained below:

On April 29, 2022, Hangzhou Lianluo published its 2021 Annual Report and abstract. Hangzhou Lianluo’s holding subsidiary, Newegg Commerce, Inc. published its 2021 Annual Report on the same day in the United States. Hangzhou Lianluo reviewed again the Company’s latest business data and information and amended its 2021 Annual Report. Details are as follows:

I.	Amended Detail

1. “Section III Management Discussion and Analysis”, “II. The company’s main business during the reporting period”, “I. The company’s main business”, “1. Overseas cross-border e-commerce”

(Before Amendment):

Direct sales: During the reporting period, the company continued to integrate existing resources, and took advantage of its own Internet technology advantages and the first-mover advantage built over the years of operation to continuously expand market coverage and further enhance the diversity of platform products and the richness of content. Newegg has more than 39 million SKUs, covering more than 2,000 categories of goods that are directly sold to more than 80 countries and regions through the platform, including North America, Latin America, Europe, the Middle East, Africa and the Asia Pacific. At the same time, the company is actively expanding media sales by linking promotion of brands or single products through various off-site media channels such as Newegg Studios, Google Shopping, Slickdeals and Instagram, in order to achieve low-cost traffic generation and multi-channel revenue generation.

Third-party market platform business (Marketplace): The third-party platform business does not occupy e-commerce platform funds, charges stable management fees, and helps to increase the variety and scale of products. It is an important direction for the development of Newegg’s e-commerce platform. With its rich overseas operation experience and the traffic advantage of more than 36 million registered users, Newegg provides users with comprehensive e-commerce solutions, including value-added tools and services such as product listing, marketing channels, customer service and logistics solutions (SBN). It assists merchants in completing a whole set of services from product launch to brand marketing, sales and after-sales.

(Amended ):

Direct sales: During the reporting period, the company continued to integrate existing resources, and took advantage of its own Internet technology advantages and the first-mover advantage built over the years of operation to continuously expand market coverage and further enhance the diversity of platform products and the richness of content. Newegg has more than 38 million SKUs, covering more than 1,800 categories of goods that are directly sold to more than 20 countries and regions through the platform, including North America, Latin America, Europe, the Middle East and the Asia Pacific. At the same time, the company is actively expanding media sales by linking promotion of brands or single products through various off-site media channels such as Newegg Studios, Google Shopping, and Instagram, in order to achieve low-cost traffic generation and multi-channel revenue generation.

Third-party market platform business (Marketplace): The third-party platform business does not occupy e-commerce platform funds, charges stable management fees, and helps to increase the variety and scale of products. It is an important direction for the development of Newegg’s e-commerce platform. With its rich overseas operation experience and the traffic advantage of more than 39.6 million registered users, Newegg provides users with comprehensive e-commerce solutions, including value-added tools and services such as product listing, marketing channels, customer service and logistics solutions (SBN). It assists merchants in completing a whole set of services from product launch to brand marketing, sales and after-sales.

3. “Section XI Financial Report”, “VI. Taxation”, “1. Main Taxes and Tax Rates”

(Before Amendment):

Explanation of the disclosure of taxpayers with different corporate income tax rates

Name of Taxpayer	Income Tax Rate
Newegg Commerce, Inc. and its subsidiaries	Starting from January 1, 2017, service enterprises recognized as technology-advanced will be levied at a reduced rate of 15% corporate income tax. Certain subsidiaries of Newegg Inc. in China are entitled to this preferential tax rate.

(Amended):

Explanation of the disclosure of taxpayers with different corporate income tax rates

Name of Taxpayer	Income Tax Rate
Newegg Commerce, Inc. and its subsidiaries	Local tax laws apply to its business operations. According to Caishui [2017] No. 79 “Ministry of Finance State Taxation Administration Ministry of Commence, the Ministry of Science and Technology, and the National Development and Reform Commission Notice on the Promotion of the Income Tax Policy for Service Enterprises to the Nationwide Implementation”, starting from January 1, 2017, service enterprises recognized as technology-advanced will be levied at a reduced rate of 15% corporate income tax. Certain subsidiaries of Newegg Commerce, Inc. in China are entitled to this preferential tax rate.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

May 11, 2022	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer